PEARSON

24 September 2004

RECEIVED
2004 DEC 20 P 4: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046968

FACSIMILE +44 ...
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
28 September – Marjorie Scardino presents to Sanford Bernstein………
4 October – Interactive Data to report third-quarter 2004 results on October 21
21 October – Financial Times raked best read international daily………
8 November – Pearson donates 1.2% of pre-tax profits in 2003
10 November – Pearson trading update
11 November – Recoletos announce results for first 9 months of 2004
17 November – Interactive Data extends European and US market coverage to Fidessa
23 November – FT's How to spend it magazine celebrates 10th birthday
6 December – Pearson wishes you a happy holiday season through the Crisis Christmas…

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

S. Jones.

Stephen Jones
Deputy Secretary

dlw 12/30

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

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28 September 2004

Marjorie Scardino, Pearson CEO, presents to Sanford Bernstein Pan European strategic decisions conference

Marjorie Scardino presentation download here

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04 October 2004

Interactive Data to report third-quarter 2004 results on October 21

Bedford, Mass - Interactive Data Corporation (NYSE:IDC) will release its third-quarter 2004 results before the market opens on Thursday, October 21, 2004. The company has scheduled a conference call for 11:00 a.m. ET on the same day.

The dial-in number for the conference call is (706) 679-4631. For those who cannot listen to the live broadcast, a replay of the call will be available from October 21, 2004 at 2:00 p.m. through Thursday, October 28, 2004 and can be accessed by dialing (706) 645-9291 or (800) 642-1687, conference ID #288000.

A live webcast of the conference call will be broadcast at the company's Web site, www.interactivedatacorp.com. An audio replay of the call will also be available on the company's Web site after the call is completed..

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts.. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 2,000 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Andrew Kramer
Director of Investor Relations
781-687-8306

Andrew.Kramer@ftid.com

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21 October 2004

Financial Times ranked best read international daily on Media Brand Values survey

- *FT ranked most influential, impartial and trustworthy source amongst international daily titles*
- *FT named leading title to keep readers 'ahead of the game', most popular 'must read' title and most quoted source amongst international daily titles*
- *International print media was ranked impartial and unbiased by twice as many people as national print media*

London - The results of the first Media Brand Values (MBV) survey show that the Financial Times is the best read international daily title. The FT is also ranked the most influential, impartial, commonly quoted and trustworthy source amongst daily international titles.

The MBV survey, undertaken by Objective Research and BSB Media, measures the relationship which senior business people and influential individuals in Europe have with both national and international media. The survey sampled 1,301 senior people across the UK, France, Germany, Italy, Spain, Belgium, Netherlands, Sweden and Switzerland, between April and August 2004. The survey reports on 13 media attributes such as trustworthiness and impartiality amongst individuals who are frequent consumers of selected national and international publications or TV channels (reading at least 2 out of 6 issues or watching at least twice a week).

The FT is named the most widely read international publication on the survey, with 13.9% of the survey universe reading two or more issues out of every six. The FT's lead over the International Herald Tribune (2.4%) and the Wall Street Journal Europe (3%) is significant, with the FT reaching 5.9 times and 4.6 times as many readers respectively. In comparison to other international dailies, the FT came top in eight and was ranked equal first in two of the thirteen categories. In comparison to international fortnightly titles, the FT topped eleven of the thirteen categories.

The survey highlights the strength of international print media versus national print media. Results also confirm that respondents believe international print media is more effective than international broadcast media in nine out of eleven categories.

Findings include:

- International print media was ranked impartial and unbiased by twice as many people as national print

media.

- 43% subscribe to international print media, as opposed to 34% subscribing to national print media.
- 44% rate international print media as a source they quote or refer to (versus 38% for national print media) and 33% believe it keeps them ahead of the game (versus 24% for national print media).
- 34% ranked international print media as stimulating, versus 25% for national print media.
- 41% ranked international print media as helpful for work, versus 29% for national print media.
- 37% ranked international print media as influential (versus 27% for national print media) and trustworthy (versus 21% for national print media).

Ben Hughes, worldwide advertising director at the Financial Times, comments: "The Media Brand Values survey complements existing European readership research since it measures not just media consumption but also the 'value' of the media sources to those who consume them. The survey confirms what we already know from our readers and advertisers - that the credibility of the FT's editorial environment and brand makes it an attractive place for international advertisers."

Nigel Jacklin, managing director of Objective Research, says: "With this survey we have really managed to get under the skin of the relationship these influential individuals have with the media they consume. As people rise up the ranks of their chosen professions their taste in media becomes more international, more serious and less parochial. For this audience, international media is clearly associated with prestige and the survey illustrates the way some media convey a level of status and authority that lifts the brands which advertise in them."

Further information

For further information, please contact Katy Hemmings, Financial Times, +44 (0) 20 7873 3811 or katy.hemmings@ft.com

Notes

The Media Brand Values survey provides an insight into the media habits and attitudes of two groups:

Leaders and Influentials

- Top management of public companies and other organisations with sales/turnover in excess of €100million
- Senior financial professionals in investment banking, corporate finance and venture capital
- Government and other influential groups including

media, trade association, business related academics, NGO's, research institutes and corporate legal specialists

Executives

- Senior management in businesses selected according to organisation size, seniority and income. Includes individuals with income in excess of €100,000, directors/department heads of organisations with 1,000+ employees or €100 million+ sales, through to managing directors or owners of financial and business service organisations with 10 or more employees.

The universe group has the following characteristics:

- Average age is 49 and 89% are male
- Hold senior executive positions (57% Chairman/CEO/MD/BD/Owner/Partner)
- High income earners (52% earn over €100,000)
- Frequent international business travellers (average of 9.9 air trips annually)
- Over 50% work for organisations with annual worldwide sales of over €100million

About the Financial Times

The FT is firmly established as one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community. The Financial Times newspaper is now printed in twenty three cities across the world. With a daily circulation of over 436,000, the Financial Times has a readership of more than one million people and is available in 140 countries. FT.com (http://www.FT.com) is one of the world's leading business information websites, and the internet partner of the Financial Times. The site reflects the values and authority of the Financial Times newspaper, with the immediacy and interactivity of the internet. FT.com's 3.6 million unique monthly users generate over 58 million monthly page views, delivering a premium audience to advertisers.

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08 November 2004
Pearson donates 1.2% of pre-tax profits in 2003

Pearson has been ranked 22nd in the 2004 Giving List, which ranks the FTSE 100 according to the percentage of pre-tax profits they give to the community. In 2003 Pearson gave a total of £4.74m to good causes, with a special focus on education, representing 1.2% of 2003 pre-tax profits. Of this, £2.21m was cash and £2.12m inkind donations. Our employees gave their time and expertise to a range of local causes to the value of £0.97m.

For further information about the PerCent club visit
http://www.bitc.org.uk/programmes/programme_directory/percent_club/

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10 November 2004
Pearson trading update

On November 10th 2004, Pearson provided investors and analysts with a trading update. All growth rates are for the first nine months of the year and are stated on an underlying basis, excluding the impact of currency movements and portfolio changes.

Pearson's sales are up 2%, operating profit is up 7% and free cash flow is well ahead of 2003. At this stage we remain on track to achieve underlying progress on earnings, cash and returns in 2004.

Our education businesses are performing well and we are making good profit progress across the FT Group. This is helping us to mitigate the impact on earnings of the weak dollar, the long-expected slow year for US School adoptions and a difficult period for Penguin.

Looking ahead to 2005 and beyond, we remain confident of a significant acceleration in earnings, cash and returns. With leading market positions and lower costs, we are in good shape to take advantage of a strong rebound in the US School publishing industry, improving US state budgets and federal education funding, the rapid expansion of our testing businesses and further profit improvement at our business newspapers.

Sales at **Pearson Education** are up 1% for the first nine months of the year.

Sales at our **School** business are 1% lower. Good growth in open territories, in supplementary publishing and outside the US is offsetting the weak adoption calendar. We expect revenues at our total School business to be broadly level for the year as a whole. In the US we have led in share of new adoption business, winning approximately 28% of the total new adoptions (and approximately 31% of those we competed in) in a new adoption market that is some 30% lower than in 2003. We are also performing well in the open territories and in supplementary publishing, where growth is picking up with the continuing recovery in state budgets. Outside the US, we are gaining share in key markets including Canada, Hong Kong and the UK.

In **Higher Education**, our sales are up 3%. We are once again growing ahead of the industry, with strong performances in online learning and custom publishing. We expect our US Higher Education business to grow ahead of its market this year and in the 4-6% range, as planned.

Sales are up 3% at our **Professional** education business, and we continue to expect sales and profit to be ahead for the full

year. Government Solutions and Professional Testing are growing strongly with the start-up of new contracts with customers such as the US Department of Health and Human Services and the UK's Driving Standards Agency. Our technology publishing business continues to face weak conditions in the IT industry but is gaining share and benefiting from its lower cost base. We continue to expect that we will receive the full $151m payment for work completed in 2002 on behalf of the US Transportation and Security Administration.

Penguin generates a large proportion of its sales and profits in the fourth quarter. In the first nine months, underlying sales are up 1% although, as previously stated, headline sales and profits will be affected by the weak US dollar. As a result of disruption to UK distribution and a slowdown in the US consumer publishing industry in recent months, Penguin's full-year profits are likely to be around the low end of current market expectations.

In the US, the AAP has reported that net sales for the industry were level with last year in the first half, but down 3% for the first nine months. We expect the US book retail market - which slowed down in the run-up to the US elections - to pick up for the holiday season. In the UK, despite distribution difficulties, our total volumes shipped to bookstores are up 4% compared with the same period last year and we have maintained our market share. However, we have seen a change in the mix towards lower margin frontlist titles, and have incurred additional costs from delivering direct from printers to bookstores and running two UK warehouses. For the important fourth quarter we have a strong schedule of frontlist titles, including new books from Nora Roberts, Clive Cussler, Jamie Oliver and Sue Townsend.

At the **FT Group**, sales are up 6% and we expect a significant profit improvement for the full year. The *Financial Times* is on track to reduce losses by approximately £20 million this year, and we expect it to return to breakeven in the fourth quarter. Though advertising trends remain erratic from week to week and across industry sectors, advertising revenues are ahead of last year at all our business newspapers. At the *Financial Times*, advertising revenues are 2% higher and forward bookings are slightly ahead. Recruitment and luxury goods advertising revenues are growing at more than 20%, but technology and business-to-business advertising remain weak. Geographically, we are seeing good growth in Europe and Asia, largely offset by a weaker US corporate advertising market. IDC's total revenues as reported are up 12% and net income up 10%, helped by acquisitions and organic revenue growth, which accelerated to 5% in the third quarter. Recoletos will announce its third quarter results tomorrow.

Exchange rates Pearson makes approximately two-thirds of its sales in the US and a five cent change in the average exchange rate for the full year (which in 2003 was £1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. For the first nine months of 2004 our average exchange rate was £1: $1.82.

For more information

▲ Top of page

UK: Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

US: Jeff Taylor + 1 212 641 2409

Pearson held two conference calls on Novermber 10th, with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, for analysts and investors. Both calls are available on demand at www.pearson.com details below:

Europe

The call took place at 0830 GMT on November 10th. Click here to listen to the replay of the conference call.

US

This call took place at 1000 EST (1500 GMT) on November 10th. Click here to listen to the replay of the conference call

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11 November 2004

Recoletos announce results for first 9 months of 2004

Download the press release in a PDF format

Download the results presentation slides in PDF format

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INTERIM RESULTS
FIRST NINE MONTHS 2004
(January – September)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The highlights of the first nine months of 2004, are as follows:

1. **Consolidated revenues** were up **14.3%** compared to the first nine months of last year, reaching €198.09 million as **advertising revenues** increased by 17.6%, **circulation revenues** increased by 4.6% and **other revenues** increased by 49.7%.

2. **Advertising revenue growth accelerating across all content areas:**
   a. Sports +23.2%, boosted by Euro 2004 and Olympics
   b. Business and Finance +5.3%
   c. Women's interest +38.2%, boosted by the launch of Única
   d. Medical +20,1%
   e. Youth +4.5%

3. **Launch of Rumbo**, a network of Spanish-language daily newspapers in Texas, by Meximerica, a wholly-owned subsidiary of Recoletos. The first edition was launched in San Antonio on July 26, followed by Houston and The Valley in late August and early October, respectively. The fourth and final edition will be launched in Austin in several weeks. As previously announced, Meximerica will have a significant impact on Recoletos' results; we reiterate that the total investment in 2004 will be US$16.5 million (including capex and losses). In order to isolate the effect of Meximerica from the results of Recoletos' recurring business, we present the 9 months results with, and without, the impact of Meximerica ("Ex-Meximerica")[1].

4. **Direct costs** ex-Meximerica increased 16.0% due to new launches and investments in content in line with our growth strategy. The impact of these measures led to an increase in direct costs of €10.76 million. Including Meximerica, the increase in direct costs was 20,7%. **Central costs** increased 6.8%. Meximerica did not impact central costs.

5. **EBITDA** ex-Meximerica increased 7.7%% to € 35.46 million. EBIT ex-Meximerica was €27.65 million (+10,1%). Meximerica's EBITDA loss during this period amounted to €5.89 million. Including Meximerica, **EBIT** was €21,73 million (-13.5%) and **EBITDA** totaled €29,57 million (-10.2%).

6. **Net Profit** was €18.81 million. The comparison with 2003 is not meaningful given that the first nine months of 2003 Recoletos reported capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa) as an **extraordinary result.**

7. The **net cash position** reached €196.03 million.

The results for the first nine months of 2004 reflect the execution of the strategy Recoletos announced at the beginning of the year. 2004 is a year in which we have invested heavily in our existing products and consolidated their leadership position. Simultaneously, Recoletos has launched new titles and projects and entered new markets in order to take advantage of the improved advertising cycle at home and growth opportunities abroad.

[1] Unless specifically noted as "ex-Meximerica", all results in this report are consolidated results.

Some of these initiatives include:

1. *Marca's* price increase from €0.90 to €0.95 (+5,6%) on June 9th. Despite this increase, Marca's circulation increased 3.5% in the 3Q to 426.992.

2. Re-launch of *Expansión* (added new content and more color) and price increase from 1.20€ to 1.50€ (+25,0%) on February 26th. Circulation increased 1.8% in the period.

3. Launch of *Marca Motor* and the *NBA Magazine*, in Q4 2003. These new titles contributed € 2.00 million in revenues.

4. Launch of Única in March 2004. *Única* contributed €2.83 million in revenues. Its average monthly circulation is 199.753.

5. Last Lap, consolidated in the accounts since August 2003, contributed € 3.11 million in revenues.

6. Purchase of 50% stake in Radio Marca which we did not previously own[2], and launch of an aggressive expansion plan, which to date has resulted in the addition of 21 stations in Spain (total 39). Radio Marca contributed €1.57 million in revenues.

7. Growth in Novomedia's[3] account base. Telegalicia contributed €0,67 million in revenues.

8. As a result of our investments, **Recoletos' maintains its leadership position** across content areas. As we reported previously, according to the latest EGM data[4], with 2.6 million readers (+7.8%), *Marca* is the most widely read newspaper in Spain. *Expansión* has seen its copy sales increase 1.8% in the nine months and its readership increase 10.6%. *Telva's* readership increased +31.4%. Similarly, as reflected in the September OJD figures, *Marca.com and Expansion.com*, are undisputed leaders in on-line dailies. In addition, according to the latest OJD data, our new titles, Marca Motor and NBA have already reached a leadership position in their respective segments.

Comparing <u>the third quarter of 2004 with the same period in 2003</u>:

1. Very strong increase in revenues (+20.5%) as advertising increased by 29.4%, circulation by 7.9% and other revenues by 70.1%. Included in this strong revenue increase are the effects of the Olympics which took place in August.

2. Direct costs ex-Meximerica increased by 21.8%. Central Costs increased 11.3%. The increase in costs is mainly attributable to the new launches. Including Meximerica, Direct Costs increased 35.8%.

3. Profitability increases significantly: Ex-Meximerica EBITDA (+12.0%) and EBIT (+17.6%).

---

[2] Purchased from Onda Cero in April 2004
[3] Subsidiary which sell advertising for Recoletos and third parties
[4] EGM (Encuesta General de Medios) data- compares readership figures for October- May 03 vs. 04. All readership figures refer to this EGM report.

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1-a: Consolidated Profit and Loss Account

Million €	9M2004	9M2003	Var. %
Revenues	**198.09**	**173.36**	**14.3**
Direct Costs	156.91	130.03	20.7
Gross Profit	**41.19**	**43.33**	**(4.9)**
Central Costs	19.46	18.21	6.8
EBIT	**21.73**	**25.12**	**(13.5)**
Interest Income (Expense)	2.88	3.65	(21.1)
Goodwill Amortization	(0.82)	(1.12)	(27.0)
Associated Undertakings	1.97	1.46	34.8
Profit on Ordinary Activities	**25.76**	**29.11**	**(11.5)**
Extraordinary Results	(0.04)	46.77	NA
Profit before Taxes	**25.72**	**75.88**	**(66.1)**
Income Taxes	6.91	27.87	(75.2)
Net Income	**18.81**	**48.00**	**(60.8)**
Depreciation	**7.84**	**7.81**	**0.4**
EBITDA	**29.57**	**32.93**	**(10.2)**

Table 1-b: Selected items from Consolidated Profit and Loss Account ex-Meximerica

Million €	9M2004	9M2003	Var. %
Revenues	**197.99**	**173.36**	**14.2**
Direct Costs	150.88	130.03	16.0
Gross Profit	**47.11**	**43.33**	**8.7**
Central Costs	19.46	18.21	6.8
EBIT	**27.65**	**25.12**	**10.1**
Depreciation	**7.81**	**7.81**	**0.0**
EBITDA	**35.46**	**32.93**	**7.7**

II. MARGINS

Margins in the period are as follows:

Table 2-a: Margins, consolidated results

Million €	9MH2004	9M2003
Gross Profit / Revenues	20.8%	25.0%
EBITDA / Revenues	14.9%	19.0%
EBIT / Revenues	11.0%	14.5%

Table 2-b: Margins, ex-Meximerica

Million €	9MH2004	9M2003
Gross Profit / Revenues	23.8%	25.0%
EBITDA / Revenues	17.7%	19.0%
EBIT / Revenues	14.0%	14.5%

III. REVENUES

Consolidated Revenues totaled € 198.09 million, increasing by 14.3%.

The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 3: Revenues

Million €	9M2004	9M2003	Var. %
Advertising	82.92	70.53	17.6
Circulation	89.90	85.94	4.6
Other revenues	25.27	16.88	49.7
Total Revenues	**198.09**	**173.36**	**14.3**

Advertising revenues increased by 17.6%, showing a significant increase in 3Q04 (+29.4%). This strong increase in advertising is a result of a combination of several factors including: Euro 2004, Olympics, the recovery in advertising, and the new launches. By content area, **Sports** and **Women's interest** saw the largest gains, 23.2% and 38.2%, respectively. In these nine months we also saw the continued growth in **Business and Finance** which grew at 5.3% (+6,5% in 3Q04). The **Medical** area experienced important growth (+20.1%) and **Youth** grew by 4.5%.

Circulation revenues increased 4.6% due to an increase in the circulation of *Expansión* (+1.8%), the price increases in *Expansión* (February 2004) and *Marca* (June 2004), the contribution of new launches, and a continued strong performance at *Telva*.

Other revenues were up considerably (+49.7%), due to the integration of *Last Lap,* and higher revenues in the *Conferences & Training* division, *MarcaMedia*, *Recoprint* (printing for third parties) and *Novomedia* (advertising sales).

Regarding the development of revenues by content areas[5], we highlight a strong increase in Recoletos´ principal content areas: **Sports** (+12.9%) and **Business and Finance** (+8.7%). We also note the extraordinary increase in **Women's Interest** (+39.7%), **Others** (+28.6%) and **Medical** (+19.9%). The **Youth** area grew by 1.5%. **Sports,** which accounts for 58.1% of total revenues, continues to be the largest contributor to Recoletos´ revenues.

Table 4: Revenues by content areas

Million €	9M2004	% of total	9M2003	Var. %
Sports	115.15	58.1	102.00	12.9
Business & Finance	48.06	24.3	44.22	8.7
Women's Interest	14.53	7.3	10.40	39.7
Medical	7.10	3.6	5.92	19.9
Youth	2.53	1.3	2.49	1.5
Others[6]	10.72	5.4	8.33	28.6
Total Revenues	**198.09**	**100.0**	**173.36**	**14.3**

In Sports, advertising revenues increased substantially (+23.2%), boosted in part by the Olympics and Euro 2004 while circulation revenues increased slightly (+1.6%). Copy sales of *Marca* fell by (-1.6%) to 383,521. Marca´s website had 2.5[7] million unique users in September, consolidating its leadership position among on-line sports dailies.

Revenues from Business and Finance increased by 8.7% due to higher circulation revenues (+11.2%) and higher advertising revenues (+5.3%). *Expansión* copy sales grew to 46,257 (+1.8%), which demonstrates the continued success of investments in its content and design improvements. *Actualidad Económica* grew slightly in circulation, reaching copy sales of 21,104 (+0.7%).

Revenues in Women's Interest increased significantly (+39.7%) as a result of strong increases in both advertising (+38.2%) and circulation revenues (+47.7%). The strong growth in the Women's Interest area is largely attributable to the launch of *Única* in April 2004. It is important to rote, however, that *Telva´s* copy sales continue to increase. In the 9M04 its circulation increased by 3.5%, to an average monthly circulation of 166,914.

Medical and Youth also show increasing revenues (+19.9% and +1.5% respectively).

Other revenues increased by 28.6% as a result of the strong performance of Recoprint and Novomedia. Included in other revenues are the revenues from the first 2 months of Meximerica. For the period between the launch of the first edition in San Antonio on July 26, and September 30th, Meximerica´s revenues were € 100,000, primarily from advertising.

[5] P&L accounts for the principal content areas are shown starting with Chapter VIII of this note.

[6] Includes Meximerica

[7] OJD September 2004

IV. DIRECT COSTS

Consolidated direct costs ex-Meximerica increased by 16.0%. Marketing, personnel and printing costs increased by 28.8%, 14.3% and 12.5%, respectively. Direct costs increased in all business divisions except for Youth, reflecting our investment in content and new launches. In Sports, the launch of *Marca Motor* and the *NBA Magazine* in 4Q2003 caused an increase in marketing, printing and personnel costs in the first nine months of 2004. In Business and Finance, the re-launch of *Expansión* has also contributed to higher printing, personnel and distribution costs. In the Women's division, there are strong increases across all the components of direct costs due to the launch of *Única.* In the Women's division, direct costs also include higher marketing costs associated with an exceptional marketing campaign for *Telva*. The total impact of these investments was €10.76 million.

Including Meximerica, direct costs increased by 20.7%. This increase is due to €6.02 million in costs which includes both pre-launch costs as well as the recurring costs of the business.

The breakdown of Direct Costs by content divisions is as follows:

Table 5: Direct Costs ex-Meximerica by content divisions

Million €	9M2004	9M2003	Var. %
Sports	75.48	65.78	14.8
Business and Finance	45.89	43.01	6.7
Women's interest	14.05	7.97	76,2
Medical	5.95	5.14	15.9
Youth	2.31	2.34	(1.5)
Others	7.21	5,79	24.5
Total Direct Costs	**150.89**	**130.03**	**16.0**

V. CENTRAL COSTS

Central costs increased by 6.8% reaching € 19.46 million primarily as a result of higher personnel costs (+6.4%), which constitute 54.0% of total central costs.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 6: Gross Profit by business areas, ex-Meximerica

Million €	9M2004	9M2003	Var. %
Sports	39.67	36.22	9.5
Business and Finance	2.17	1.21	79.6
Women's Interest	0.48	2.43	(80.1)
Medical	1.15	0.78	46.4
Youth	0.22	0.15	49.3
Others	3.42	2.55	34.1
Total Gross Profit	**47.11**	**43.33**	**8.7**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Consolidated Gross Profit ex-Meximerica increased by 8.7%. The key developments are:

- Increase in **Sports** due mainly to strong increase in advertising revenues. At the Gross Profit level, however, this growth is partly offset by the cost of the new launches.
- Strong increase in **Business and Finance** as a result of the recovery in advertising and the increase in the price of *Expansión.*
- Deterioration in **Women's Interest** Gross Profit due to the launch of *Única* and the exceptional marketing campaign at *Telva.*
- Strong improvement in **Medical and Youth,** as a result of the increase in advertising revenues.
- The **Others** segment also posted a strong increase as a result of strong revenue growth in its principal components: *Recoprint* and *Novomedia.*

VII. NET PROFIT

- Net profit was € 18.81 million. The net profit for the period is not comparable to the result in 9M2003 given that, as previously noted, in 1Q2003 Recoletos recorded a capital gain of € 46.89 million obtained from the sale of Recoletos' 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

The Sports area shows an important increase in revenues (+12.9%) primarily as a result of the strong increase in advertising (+23.2%), partly attributable to Euro 2004 and the Olympics. The recovery in the advertising market and well as the contribution of new projects such as *Marca Motor*, *NBA and Last Lap* also contribute to this growth. Circulation revenues increased by +1.6% due primarily to the increase in the price of Marca (June 9th). Marca´s copy sales decreased slightly (-1.6%) in the nine months period but registered an increase of 3,5% in the 3Q. As previously mentioned, the latest EGM data[8] shows an increase in *Marca´s* readership of 7.8%, reaching 2.63 million readers daily, consolidating its position as the most widely read newspaper in Spain. We note as well the strong increase in other revenues, which encompasses, among others, revenues from *Last Lap* (€ 3.11 million), *Marcamedia* (€1.6 million) and Comercio *Marca* (€ 2.47 million).

Table 7: Results of the Sports Area

Million €	9M2004	9M2003	Var. %
Revenues			
Advertising	36.73	29.82	23.2
Circulation	70.80	69.70	1.6
Others	7.62	2.47	NA
Total Revenues	**115.15**	**102.00**	**12.9**
Direct Costs	75.48	65.78	14.8
Gross Profit	**39.67**	**36.22**	**9.5**
Gross Profit / Revenues	**34.4%**	**35.5%**	**(3.0)**

IX. BUSINESS AND FINANCE

In Business and Finance revenues increased 8.7% due to the recovery in advertising revenues (+5.3% in 9M and 6.5% in 3Q), as well as a strong increase in circulation revenues (+11.2%) due to the increase in the cover price of *Expansión* in February, as well as the increase in its copy sales (+1.8%). *Expansión* also registered an important increase in readership. The latest EGM[9] data showed an increase of 10.6% in the number of readers daily (146,000). Other revenues, comprised primarily by the *Conferences* division in Spain and Portugal, also showed a strong increase (+17.5%) in the period. Revenues for conferences in these two countries totaled €4.8 million. *Expansion.com* registered 249,109[10] unique users in September, consolidating its position as the leading on-line business and finance daily in Spain.

Table 8: Results of Business and Finance Area

Million €	9M2004	9M2003	Var. %
Revenues			
Advertising	26.58	25.24	5.3
Circulation	14.58	13.11	11.2
Others	6.91	5.88	17.5
Total Revenues	**48.06**	**44.22**	**8.7**
Direct Costs	45.89	43.01	6.7
Gross Profit	**2.17**	**1.21**	**79.6**
Gross Profit / Revenues	**4.5%**	**2.7%**	**65.2**

[8] EGM October-May 03 vs. 04
[9] EGM October-May 03 vs. 04
[10] OJD September 2004

X. WOMEN´S INTEREST

Women's Interest revenues increased significantly in advertising (+38.2%) and circulation (+47.7%) due in large part to the addition of Única. We highlight, however, the increase in *Telva's* advertising revenues (+15.8%) and its copy sales (+3.5%), which reached 166,914. In the last EGM[11] report, Telva, like Marca and Expansion, also showed a very strong increase (+31,4%) in the number of readers (389.000).

Table 9: Results of Women's Interest Area

Million €	9M2004	9M2003	Var. %
Revenues			
Advertising	10.03	7.26	38.2
Circulation	4.42	2.99	47.7
Others	0.09	0.15	(43.3)
Total Revenues	**14.53**	**10.40**	**39.7**
Direct Costs	14.05	7.97	76.2
Gross Profit	**0.48**	**2.43**	**(80.1)**
Gross Profit / Revenues	**3.3%**	**23.3%**	**(85.8)**

XI. MEDICAL

The Medical area exhibited a significant increase in advertising revenues (+20.1%).

Table 10: Results of Medical Area

Million €	9M2004	9M2003	Var. %
Revenues			
Advertising	7.03	5.85	20.1
Circulation	0.05	0.05	(2.0)
Others	0.02	0.02	20.0
Total Revenues	**7.10**	**5.92**	**19.9**
Direct Costs	5.95	5.14	15.9
Gross Profit	**1.15**	**0.78**	**46.4**
Gross Profit / Revenues	**16.2%**	**13.1%**	**23.0**

[11] EGM Octubre-May 03 vs. 04

XII. YOUTH

In Youth, advertising revenues increased by 4.5%.

Table 11: Results of Youth Area

Million €	9M2004	9M2003	Var. %
Revenues			
Advertising	2.47	2.37	4.5
Circulation	0.04	0.09	(54.3)
Others	0.01	0.03	(61.3)
Total Revenues	**2.53**	**2.49**	**1.5**
Direct Costs	2.31	2.39	(1.5)
Gross Profit	**0.22**	**0.10**	**49.3**
Gross Profit / Revenues	**8.7%**	**4.2%**	**49.7**

XIII. CASH-FLOW

Table 12: Cash-flow

Millions of €	9M2004	9M2003	Var. %
Net Income before Minorities	**18.81**	**48.00**	(61.0)
Depreciation	7.85	7.67	2.0
Goodwill Amortization	0.81	1.09	(26.0)
Provisions related to fixed assets	0.53	(0.59)	(191.0)
Other Adjustments	2.36	(48.19)	(104.0)
Net Cash provided by Operating Activities	**29.99**	**7.68**	**2.9**
Change in Working Capital	(11.96)	19.07	NA
Net Capex	(10.64)	63.22	NA
Net Cash used in Investment Activities	**(22.60)**	**82.29**	**(1.27)**
Dividend Payment	(8.74)	(5.87)	49.0
Other changes in Shareholders' Equity	1.09	0.57	93.0
Net Cash provided by Financing Activities	**(7.65)**	**(5.30)**	**0.44**
Net Increase in Cash and Cash Equivalents	**(0.26)**	**84.66**	**(1.0)**

XIV. CONSOLIDATED BALANCE SHEET

Table 13: Consolidated Balance Sheet

Million €	2004 September	2003 December
Fixed Assets:		
- Tangible Assets	62.41	63.93
- Intangible Assets	5.82	4.49
- Financial Investments	25.90	26.06
Goodwill on consolidation	19.63	19.27
Accounts receivable	58.99	54.52
Stocks	6.42	5.09
Cash and Cash Equivalents[12]	196.03	196.29
Other Assets	4.02	2.75
Total Assets	**379.22**	**372.41**
Shareholders Equity	280.45	270.41
Minority Shareholders	2.12	1.47
Provisions	12.48	11.58
Long-term Liabilities	2.66	2.56
Short-term Liabilities	81.51	86.39
Total Equity and Liabilities	**379.22**	**372.41**

XV. IMPACT OF CURRENCY CONVERSION

For Argentina, the average exchange rate for the period January-September 2004 used to convert the P&L was 3.61 pesos/euro (vs. 3.32 pesos/euro in January-September 2003) and the period end exchange rate used to convert Balance Sheet accounts was 3.73 pesos/euro (vs. 3.38 in September 2003)

For Chile, the average exchange rate for the period January-September 2004 used to convert the P&L was 770.4 pesos/euro (vs. 794.2 pesos/euro in January-September 2003) and the period end exchange rate used to convert Balance Sheet accounts was 767.1 pesos/euro (vs. 767.8 in September 2003)

For the US, the average exchange rate for the period January-September 2004 used to convert the P&L was 1.22 US$/euro and the period end exchange rate used to convert Balance Sheet accounts was 1.23 US$/euro.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder´s Equity" on the consolidated Balance Sheet.

[12] Includes SIMCAV (Investment Trust) investment of 33.66 MM on December 2003 and XXXX MM on September 2004

XVII. OPERATING DATA

Table 14: Operating Data

	9M2004	9M2003	%Var.
SPORTS			
Accumulated Marca copy sales	383.521	389.838	(1.6)
Accumulated Marca Motor copy sales	68.106	NA	NA
Accumulated NBA copy sales	18.855	NA	NA
Accumulated Golf Digest copy sales	13.981	14.238	(1.8)
Accumulated Estadio Deportivo copy sales	6,401	7,201	(11.1)
September unique users Marca.com (´000s)	2,521	NA	NA
BUSINESS AND FINANCE			
Accumulated Expansión copy sales	46.257	45.453	1.8
Accumulated Actualidad Económica copy sales	21.104	20.965	0.7
September unique users Expansión (´000)	249	NA	NA
September unique users Expansiónyempleo (´000)	200	NA	NA
WOMEN´S INTEREST			
Accumulated Copy sales Telva	166,914	161,281	3.5
Accumulated Copy sales Única	199.753	NA	NA
September unique users estarguapa.com (´000)	352	NA	NA
MEDICAL			
September unique users diariomedico.com (´000)	751	NA	NA

Press releases

17 November 2004

Interactive Data extends European and US market coverage to Fidessa

ComStock, an Interactive Data company, is providing royalblue's Fidessa product suite with value-added content from ComStock's latest product offering, InDepth. This extends an existing ComStock arrangement, which provides real-time international market coverage from XpressFeed to supplement Fidessa's own direct exchange feeds.

ComStock, a subsidiary of Interactive Data Corporation (NYSE: IDC) and a leading provider of real-time global market data, has extended its existing arrangement for the provision of international data to royalblue (LSE: RYB) for its Fidessa product suite by providing an additional range of value-added European and US equity market reference data.

This additional data is provided from ComStock's new InDepth service, a premium selection of corporate actions, descriptive data and pricing fundamentals. The data from InDepth can be fully customised and complements ComStock's real-time pricing information. It offers the end-user 'long quote' information for all equities in the ComStock universe.

ComStock already feeds Fidessa with real-time market data to supplement Fidessa's own direct exchange feeds via XpressFeed, a high-speed digital datafeed that delivers access to real-time plus delayed market information. Tailored for financial institutions and online services, XpressFeed carries real-time content from more than 350 global sources and exchanges covering more than 1.8 million instruments across virtually all asset classes. XpressFeed offers extensive coverage of Europe, the US, Asia Pacific, Latin America, South America and Africa.

Simon Barnby, business development manager for Fidessa, commented: "The addition of this reference data fleshes out the market data offering we provide to Fidessa clients. With real-time coverage of 21 markets across Europe and North America already in place, this is an important next step for Fidessa in providing enhanced services to both our trading systems' users as well as users of our market data workstation product."

Mark Hepsworth, managing director for ComStock Europe, added: "We are pleased to provide royalblue with this additional European and US equity market coverage. Since Interactive Data acquired ComStock early in 2003, the integration of the business has enabled us to share a vast range of time-sensitive pricing including evaluated pricing, dividend, corporate action and descriptive information for more than 3.5 million securities traded around the world. We can now deliver this additional value-added benefit to our customers."

For further information

Sue Mitchell, Interactive Data Tel: +44 (0) 20 7825 8076
Email: sue.mitchell@ftid.com

About Interactive Data

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

ComStock, a subsidiary of Interactive Data Corporation, is a leading provider of real-time global financial information to financial institutions, financial information re-distributors and online media portals worldwide. ComStock's suite of services ranges from a real-time datafeed, to fully customised and hosted market data solutions.

www.comstock-interactivedata.com

About Fidessa

Fidessa, from royalblue, is a world leading solution for trading systems, market data and global connectivity. Available as a simple workstation or as an integrated application suite, Fidessa is built on the clear vision of providing the richest functionality, coverage and distribution to all tiers of the financial markets.

Fidessa is used by over 100 financial institutions globally and has become the benchmark and product of choice for this market.

www.fidessa.com

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Press releases

23 November 2004

FT's How To Spend It Magazine Celebrates Tenth Birthday

- *Special themed edition to celebrate tenth birthday published in November*
- *How To Spend It carries 41% of fashion advertising market share in 2004*
- *All editions of How To Spend It to be published worldwide from 2005*

London - This month sees the Financial Times celebrate the tenth birthday of its award-winning luxury lifestyle magazine, How To Spend It. To mark the occasion, a special themed edition of the magazine will be published on Saturday 27 November 2004.

Over the past ten years, How To Spend It has become essential reading for the educated, the affluent and the influential. Unashamedly glamorous, it holds real appeal for discerning, cultured consumers who like to stay ahead of the game *outside of the boardroom* . The tenth birthday edition is dedicated to celebration in all its manifestations, elevating the subject to an art form with an eclectic mix of serious, insightful and witty journalism. The magazine will be supported by a marketing campaign within the FT newspaper and a high-profile party for both national and international key players in the world of luxury.

The magazine's origins lie in the How To Spend It pages which were formerly published exclusively in the weekend FT newspaper. From an initial European quarterly circulation in 1994, the magazine will publish 19 issues this year, most which are distributed worldwide. Regular themed issues of the magazine include A Passion for Fashion, Superior Interiors, Travel Unravelled and Christmas Unwrapped. From January 2005, all editions of How To Spend It will be published worldwide, following the successful launch of the magazine on a monthly basis in Asia last year.

Gillian de Bono, editor of How To Spend It, who was named Editor of the Year by the British Society of Magazine Editors in 1999 and is shortlisted for the same award this year, commented: "We've seen such tremendous growth for How To Spend It over the past ten years and it's thrilling to be able to celebrate our tenth birthday in November on an all-time high, with pagination and ad revenue up yet again, extended international distribution and a clutch of prestigious editorial awards."

Ben Hughes, Worldwide Advertising Director for the FT, said: "How To Spend It is the ultimate luxury lifestyle magazine, combining the editorial credibility of the FT newspaper with first-

class production values and exquisite photography. The magazine's affluent, brand-aware readership is a hugely attractive prospect for global luxury goods advertisers and our decision to publish all editions on a worldwide basis next year reflects this."

How To Spend It was named Heatset Colour Supplement of the Year for the fifth time this year, and was named 'Supplement of the Year' in this year's British Press Awards. Judges of the British Press Awards commented: "The originality behind this magazine gave it the edge in a hugely competitive field. It is utterly distinctive and has such great verve. It manages to do what it does without being pretentious, but with wonderful style and originality."

Frequent How To Spend It advertisers include Rolex, Cartier, Chanel, Jimmy Choo, Dior, Ralph Lauren, Bottega Veneta, Dolce & Gabbana, Versace, Burberry, Fendi, Hugo Boss, Giorgio Armani, Tiffany, Graff, Prada, David Morris, Asprey, Louis Vuitton, Breitling, Hirsh, Patek Philippe, Tag Heuer.

Further information

Katy Hemmings, Financial Times, 020 7873 3811 or katy.hemmings@ft.com

Notes

Readership data (FT Global Reader Survey 2004):

- FT readers worldwide earn over £155 billion annually - more than the GDP of Switzerland.
- The average FT reader has a personal income of over £103,000.
- One in ten FT readers is a paper millionaire.
- FT readers worldwide make 27million air trips each year: enough to fill almost 50,000 Boeing 747 jumbo jets every year.
- More FT readers across Europe own a yacht than readers of the Economist, Time, IHT and the Wall Street Journal Europe combined (Europe 2002)

Awards for How To Spend It magazine

- Heatset Colour Supplement of the Year on five occasions (1997, 2000, 2002, 2003, 2004) in the annual Newspaper Awards.
- Editor of the Year in the British Society of Magazine Editors Awards (1999) for Gillian de Bono.
- Supplement of the Year, British Press Awards (2004).

Market share statistics

- In the past year (Oct 03-Sept 04), How To Spend It carried 38% of all watch and jewellery advertising in the quality national newspaper supplement market.
- In the past year (Oct 03-Sept 04), How To Spend It carried over 38% of fashion advertising within the quality national newspaper supplement market. The magazine's market share of fashion advertising rose by 11% in comparison to the market overall which declined by 0.4%.
- In the past year (Oct 03-Sept 04), How To Spend It's market share of travel advertising rose by 34% in comparison to the market overall which declined by 1%.
- Year to date (Jan-Sept 2004), How To Spend It's share of advertising has risen by over 10% in relation to other quality national newspaper supplements. The market overall declined by 6%.
- Year to date (Jan-Sept 2004), How To Spend It's share of travel advertising has risen by 40% in relation to other quality national newspaper supplements. The market overall declined by 0.4%.
- Year to date (Jan-Sept 2004), How To Spend It's share of food and drink advertising has risen by over 111% in relation to other quality national newspaper supplements. The market overall rose by just 5%.
- Year to date (Jan-Sept 2004), How To Spend It's share of fashion advertising has risen by 20% in the quality national newspaper supplement market. The market overall grew more slowly, rising by 15%.
- Year to date (Jan-Sept 2004), How To Spend It carried a 41% share of fashion advertising in the quality national newspaper supplement market.

Press releases

06 December 2004

Pearson wishes you a happy holiday season through the Crisis Christmas Card Challenge

Pearson has been a supporter of Crisis, one of the UK's largest charities for the homeless, for a number of years.

This holiday season, we are again participating in the Crisis Christmas Card Challenge where companies are asked to donate their Christmas card budgets to Crisis.

We're proud that the *Financial Times* donates a double-page each year to run a Crisis announcement detailing all participating companies.

This year Pearson has donated £20,000, and the Challenge has raised nearly £600,000, helping homeless people make a new start over Christmas and the new year.

Pearson wishes you holiday greetings at
http://www.crisis.org.uk/christmascardchallenge/PE13.php

For more information on Crisis, go to
http://www.crisis.org.uk/

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